SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL

CNPJ 76.483.817/0001-20 – NIRE 41300036535 – Registro CVM 1431-1

B3 (CPLE3, CPLE5, CPLE6)

NYSE (ELP, ELPC)

LATIBEX (XCOP, XCOPO)

Asset Swap with Eletrobras

COPEL (“Company”) hereby informs its shareholders and the market in general that its wholly-owned subsidiary Copel Geração e Transmissão S.A. (“Copel GeT”) has entered into, on this date, an agreement with Centrais Elétricas Brasileiras S.A. - Eletrobras and its wholly-owned subsidiary Eletrobras CGT Eletrosul (in any case, “Eletrobras”) (“Transaction”), whereby they have agreed as follows:

▪	Copel GeT will receive (i) Eletrobras' entire 49% stake in the Mauá Hydroelectric Power Plant (“Mauá”) and (ii) Eletrobras' entire 49.9% stake in the Mata de Santa Genebra S.A. (“MSG”) transmission company, with Copel GeT now holding 100% of the respective assets and consolidating them fully on its balance sheet;
▪	Copel GeT will transfer the Colíder Hydroelectric Power Plant (“Colíder”) to Eletrobras (100% Copel GeT);
▪	Additionally, Copel GeT will pay R$ 365.0 million to Eletrobras in cash at the closing of the Transaction, subject to usual market price adjustment mechanisms.

The Operation has a base date of December 31, 2023, which includes the cash transfer and the financing of the 3 assets. Closing is subject to compliance with certain conditions precedent usual to this type of operation.

Rationale

The company continually seeks to optimize its portfolio and periodically evaluates opportunities to recycle assets and holdings. The operation in question will bring immediate benefits to Copel, generating synergy gains by simplifying the operational and administrative structure, which until then had been shared, as well as allowing Copel to offset, immediately after closing, approximately R$ 170 million in tax losses booked relating to the impairment of Colíder.

The stakes in the assets before and after the operation are as follows:

A presentation with more information about the Transaction is available on Copel's IR website and on the CVM website.

COPEL was advised by the bank BTG Pactual and Stocche Forbes Advogados.

Curitiba, December 12, 2024

Felipe Gutterres

Vice-President of Finance and Investor Relations

For further information, please contact the Investor Relations team:

ri@copel.com or +55 (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date December 12, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.